345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

May 01, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeff Gabor

Re:	Evergreen Corporation
Preliminary Proxy Statement on Schedule 14A Filed April 14, 2023
File No. 001-41271

Dear Mr. Gabor:

On behalf of Evergreen Corporation (the “Company”), we are hereby responding to the matters discussed with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on a telephone call held on April 28, 2023 with respect to risk factor disclosure regarding the Investment Company Act of 1940 in the Company’s preliminary proxy statement on Schedule 14A, filed on April 14, 2023 (the “Proxy Statement”). Terms used but not otherwise defined herein have the meanings set forth in the Proxy Statement.

In response to the Staff’s comments, the Company proposes including the following risk factor in the definitive Proxy Statement to be filed upon clearance by the Commission:

If we were deemed to be an investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”), we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. To avoid that result, we may determine, in our discretion, to liquidate the securities held in the trust account and instead hold all funds in the trust account in an interest bearing bank demand deposit account, which may earn less interest than we otherwise would have if the trust account had remained invested in U.S. government securities or money market funds.

There is currently uncertainty concerning the applicability of the Investment Company Act to a special purpose acquisition company (“SPAC”) and we may in the future be subject to a claim that we have been operating as an unregistered investment company. If we are deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate. If we are required to liquidate, our investors would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our stock and warrants following such a transaction, and our warrants would expire worthless.

The funds in the trust account have, since our initial public offering, been held only in U.S. government securities within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), we may, in our own discretion, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the trust account, to liquidate the U.S. government securities or money market funds held in the trust account and thereafter, until the earlier of consummation of our initial business combination or liquidation, to hold all funds in the trust account in an interest bearing bank demand deposit account, which may earn less interest than we otherwise would have if the trust account had remained invested in U.S. government securities or money market funds. This may mean that the amount of funds available for redemption would not increase, or would only minimally increase, thereby reducing the dollar amount our public shareholders would receive upon any redemption or liquidation of the Company.

In addition, the longer that the funds in the trust account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. Accordingly, we may determine, in our discretion, to liquidate the securities held in the trust account at any time and instead hold all funds in the trust account in an interest bearing bank demand deposit account, which may earn less interest than we otherwise would have if the trust account had remained invested in U.S. government securities or money market funds.

Please do not hesitate to contact Alex Weniger-Araujo at (212) 407-4063 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Liew Choon Lian
Evergreen Corporation